Exhibit 99.103

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated January 28, 2021 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories and, possessions, any state of the United States or the District of Columbia (the “United States”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone: (416) 599-4661, and are also available electronically under The Valens Company Inc.’s profile at www.sedar.com.

PROSPECTUS SUPPLEMENT

(TO A SHORT FORM BASE SHELF PROSPECTUS DATED January 28, 2021)

New Issue	January 28, 2021

THE VALENS COMPANY INC.

$35,014,000
17,080,000 Units

This prospectus supplement (the “Prospectus Supplement”) of The Valens Company Inc. (the “Company” or “Valens”), together with the short form base shelf prospectus dated January 28, 2021 to which it relates (the “Prospectus”), qualifies the distribution (the “Offering”) of 17,080,000 units of the Company (the “Units”) at a price of $2.05 per Unit (the “Offering Price”). Each Unit consists of one common share of the Company (each, a “Unit Share”) and one-half of one common share purchase warrant of the Company (each whole warrant being, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (as defined herein) (each, a “Warrant Share”) at an exercise price of $2.55 per Warrant Share, until 5:00 p.m. (Eastern Time) on the date that is three years following the Closing Date (as defined herein). The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Company and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”). This Prospectus Supplement also qualifies the issuances of the Warrant Shares. See “Details of the Offering” and “Plan of Distribution”.

The Offering is being made pursuant to an underwriting agreement dated January 28, 2021 (the “Underwriting Agreement”) among the Company and ATB Capital Markets Inc., as lead underwriter and sole bookrunner (the “Lead Underwriter”), Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., M Partners Inc. and Mackie Research Capital Corporation (collectively with the Lead Underwriter, the “Underwriters”). The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters by Stikeman Elliott LLP, on behalf of the Company, and Borden Ladner Gervais LLP, on behalf of the Underwriters. The Offering Price was determined by negotiation between the Company and the Lead Underwriter on behalf of the Underwriters. See “Plan of Distribution”.

	Price: $2.05 per Unit
	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds(3)
Per Unit	$2.05	$0.123	$1.927
Total Offering(4)(5)	$35,014,000	$2,100,840	$32,913,160

Notes:

(1)	The Offering Price was determined by agreement between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.
(2)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters a cash fee equal to 6.0% (the “Underwriters’ Fee”) of the gross proceeds of the Offering (including any gross proceeds of the Over-Allotment Option). See “Plan of Distribution”.
(3)	The Underwriters’ Fee is reduced to 2.0% (or $0.041 per Unit) in respect of up to 2,390,243 Units which may be issued and sold to purchasers identified by the Company on a president’s list (the “President List”). The Company currently estimates a total of 2,390,243 Units to be sold under the President’s List, in which case the Underwriter’s Fee and the net proceeds to the Company would be $1,904,840 and $33,109,160, respectively.

(4)	After deducting the Underwriters’ Fee and assuming no purchases under the President’s List, but before deducting the expenses of the Offering (estimated to be approximately $475,000) payable by the Company, which will be paid from the proceeds of the Offering.
(5)	There is no minimum amount of funds that must be raised under this Offering. This means that the Company could complete this Offering after raising only a small portion of the Offering amount set out above.
(6)	The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time until the date that is 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the number of Units sold under the Offering, being up to 2,562,000 Units (the "Over-Allotment Units") and/or up to 2,562,000 Common Shares ("Over-Allotment Shares") and/or up to 1,281,000 Warrants ("Over-Allotment Warrants" and, together with the Over-Allotment Units and the Over- Allotment Shares, the “Over-Allotment Securities”), to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Shares at a price of $1.884 per Over-Allotment Share; (c) Over-Allotment Warrants at a price of $0.332 per Over-Allotment Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 2,562,000 Over-Allotment Shares and 1,281,000 Over-Allotment Warrants. If the Over-Allotment Option is exercised in full and assuming no sales to the purchasers on the President’s List, the total price to the public, Underwriters' Fee and net proceeds to the Company (before deducting expenses of the Offering) will be $40,266,100, $2,415,966 and $37,850,134, respectively. The Company currently estimates a total of 2,390,243 Units to be sold under the President’s List, in which case the total price to the public, the Underwriter’s Fee and the net proceeds to the Company if the Over-Allotment Option is exercised (before deducting expenses of the Offering) would be $40,266,100, $2,219,966 and $38,046,134, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over- Allotment Securities issuable upon exercise of the Over-Allotment Option. A person who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution” and the table below.

The following table sets out information relating to the Over-Allotment Option:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	2,562,000 Over-Allotment Units	Up to the 30th day following the Closing Date	$2.05 per Over-Allotment Unit
	2,562,000 Over-Allotment Shares		$1.884 per Over-Allotment Share
	1,281,000 Over-Allotment Warrants		$0.332 per Over-Allotment Warrant

Unless context otherwise requires, when used herein, all references to the “Offering”, “Units”, “Unit Shares”, “Warrants”, and “Warrant Shares”, assumes the exercise of the Over-Allotment Option and includes the Over- Allotment Units, the Unit Shares and Warrants underlying such Over-Allotment Units, the Over-Allotment Shares and the Over-Allotment Warrants issuable upon the exercise of the Over-Allotment Option, as well as the additional Warrant Shares issuable upon exercise of any Over-Allotment Warrants.

The Company has applied to list the Unit Shares and the Warrant Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX. The Company does not intend to apply to list the Warrants on the TSX, OTC Markets or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.

The issued and outstanding common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VLNS” and are quoted on the OTC Markets in the United States under the symbol “VLNCF”. The Common Share purchase warrants of the Company (the “Listed Warrants”) trade under the trading symbol “VLNS.WT” on the TSX. On January 22, 2021, being the last trading day completed prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $2.28. On January 22, 2021, the last trading day completed prior to the announcement of the Offering, the closing price of the Common Shares on the OTC Markets in the United States was US$1.79. See “Plan of Distribution”.

An investment in the Units is speculative and involves a high degree of risk. The risk factors identified in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein should be carefully reviewed and evaluated before purchasing the Units. See “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

The Underwriters propose to initially offer, either directly or through their broker-dealer affiliates or agents, the Units at the Offering Price. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Accordingly, the Underwriters may offer the Units at a lower price than that stated above. Any such reduction will not affect the proceeds received by the Company. See "Plan of Distribution".

An affiliate of the Lead Underwriter, ATB Financial, is among the principal lenders to the Company for the Credit Facility (as defined in the Prospectus). Consequently, in connection with the Offering, the Company may be considered a “connected issuer” of the Lead Underwriter for purposes of the securities regulations of certain Canadian provinces and territories. The net proceeds of the Offering will not be used by the Company to repay the outstanding balance on the Credit Facility to such lenders. See “Use of Proceeds”, “Plan of Distribution” and “Relationship Between the Company and Certain of the Underwriters”.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about January 29, 2021, or such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”). See “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. See “Plan of Distribution”.

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee in electronic form, except in certain limited circumstances. A purchaser of Units will receive only a customer confirmation from the registered dealer from or through whom such securities are purchased and who is a CDS participant. No certificates evidencing the Unit Shares, Warrants and Warrant Shares will be issued to investors except in limited circumstances. See “Non-Certificated Inventory System”.

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus or determined if this Prospectus Supplement or the Prospectus are truthful or complete. Any representation to the contrary is an offence.

Neither the United States Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of the securities that may be offered under this prospectus supplement, nor have any of these regulatory authorities determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Company’s head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.

PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
MARKETING MATERIALS	S-2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	S-2
DOCUMENTS INCORPORATED BY REFERENCE	S-3
DESCRIPTION OF THE BUSINESS	S-4
USE OF PROCEEDS	S-6
CONSOLIDATED CAPITALIZATION	S-7
DETAILS OF THE OFFERING	S-8
NON-CERTIFICATED INVENTORY SYSTEM	S-8
DESCRIPTION OF THE SECURITIES	S-8
PLAN OF DISTRIBUTION	S-10
RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN OF THE UNDERWRITERS	S-12
PRIOR SALES	S-12
TRADING PRICE AND VOLUME	S-13
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-14
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS	S-17
ELIGIBILITY FOR INVESTMENT	S-21
RISK FACTORS	S-21
LEGAL MATTERS	S-23
AUDITOR, TRANSFER AGENT AND REGISTRAR	S-23
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	S-23
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Prospectus.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus in connection with the issue and sale of the Units hereunder. Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus in connection with the purchase of the Units. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference therein. Investors should assume that the information appearing in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, financial performance and prospects may have changed since those dates.

The address of the Company’s website is www.thevalenscompany.com. Information contained on the Company’s website does not form part of this Prospectus Supplement or the Prospectus nor is it incorporated by reference herein or therein. Investors should rely only on information contained or incorporated by reference in this Prospectus Supplement and the Prospectus.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Valens”, “we”, “us” and “our” refer to The Valens Company Inc. and its subsidiaries.

Unless otherwise indicated, information contained or incorporated by reference in this Prospectus Supplement and the Prospectus concerning the Company’s industry and the markets in which it operates or seeks to operate is based on information from third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by third party sources as well as data from the Company’s own internal research, and include assumptions which the Company believes to be reasonable based on management’s knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and the Company has not independently verified any third-party information. While the Company believes that such third-party information to be generally reliable, such information and estimates are inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein.

This Prospectus Supplement, the Prospectus and the documents incorporated therein by reference include references to the Company’s trademarks, which is protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this Prospectus Supplement, the Prospectus and the documents incorporated therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this Prospectus Supplement, the Prospectus or in documents incorporated therein by reference are the property of their respective owners.

The financial statements of Valens incorporated by reference in this Prospectus Supplement and the Prospectus are reported in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Certain calculations included in tables and other figures in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein may have been rounded for clarity of presentation.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws), including the Term Sheet, that are prepared in connection with the Offering are not part of this Prospectus Supplement and the Prospectus to the extent that the contents of the template version of any such marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or the Prospectus. Any template version of any marketing materials, including the Term Sheet, that has been, or will be, filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any such marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus solely for the purposes of the Offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, and the documents incorporated herein by reference, include forward-looking statements and information (collectively, “Forward-Looking Statements”) within the meaning of securities laws. Forward- Looking Statements may relate to our future outlook and anticipated events or results and may include statements regarding our future financial position, business, strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes, plans, objectives, the intention of the Company to complete the Offering of Units on the terms and conditions described herein, the expected timing regarding completion of the Offering, use of proceeds of the Offering, the exercise of the Over-Allotment Option, the anticipated effect of the Offering on the Company, and the listing of any Unit Shares or Warrant Shares. In some cases, Forward-Looking Statements can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. These statements are based on certain factors and assumptions regarding, among other things, expected growth, results of operations, receipt of regulatory approvals, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward-Looking Statements in this Prospectus Supplement and the documents incorporated by reference herein include, but are not limited to: completion of the Offering, competitive strengths, goals, expectations and growth of the Company’s business, operations and plans; changes in domestic and international government regulation; general economic condition; general business conditions, including the ongoing impact of COVID-19; competitive strengths; limited time being devoted to business by directors; escalating professional fees; escalating transaction costs; unavailability of financing; competition; fluctuation in foreign exchange rates; competition; stock market volatility; unanticipated operating events and liabilities inherent in industry.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of commodity prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such Forward-Looking Statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, prospective purchasers should not place undue reliance on Forward-Looking Statements, including the documents incorporated herein by reference, as statements containing Forward-Looking Statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The Forward- Looking Statements contained herein are presented for the purposes of assisting prospective purchasers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations.

The Forward-Looking Statements contained in this Prospectus Supplement, including the documents incorporated herein by reference, represent the Company’s views and expectations as of the date of this Prospectus Supplement and Forward-Looking Statements contained herein represent the Company’s views as of the date of hereof. The Company anticipates that subsequent events and developments may cause its views to change. However, while the Company may elect to update such Forward-Looking Statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone: (416) 599-4661, and are also available electronically under The Valens Company Inc.’s profile at www.sedar.com.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated or are deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

As of the date of this Prospectus Supplement, the following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces of Canada, except Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus as of the date of this Prospectus Supplement:

a)	the term sheet dated January 24, 2021, filed on SEDAR in connection with the Offering (the “Term Sheet”);

b)	the Company’s amended and restated annual information form dated January 22, 2021 (the “AIF”);

c)	the Company’s management’s discussion and analysis of the financial condition and results of the operations of the Company for the year ended November 30, 2019;

d)	the Company’s audited consolidated financial statements as at and for the years ended November 30, 2019 and 2018 and related notes together with the independent auditor’s report thereon;

e)	the Company’s management’s discussion and analysis of the financial condition and results of the operations of the Company for the three and nine months ended August 31, 2020;

f)	the Company’s condensed interim consolidated financial statements for the three and nine months ended August 31, 2020 and related notes (the “Interim Financial Statements”);

g)	the Company’s management information circular dated May 12, 2020 for the annual general and special meeting of shareholders held on June 12, 2020; and

h)	the material change report of the Company dated June 25, 2020 relating to the Company’s continuance out of British Columbia and its incorporation under the Canada Business Corporations Act (the “CBCA”) under its current name, “The Valens Company Inc.”.

Any documents of the type required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein andtherein.

Any statement contained in this Prospectus Supplement, the Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus for the purposes of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement, the Prospectus or any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Prospectus, except as so modified or superseded. References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Prospectus, and we disclaim any such incorporation by reference.

DESCRIPTION OF THE BUSINESS

Company Overview

Valens is an end-to-end developer and manufacturer of innovative, cannabinoid-based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing proprietary services, including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing.

The Company operates through its five wholly-owned subsidiaries: Valens Agritech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd., all based in the Okanagan Valley of British Columbia; Southern Cliff Brands Inc. in the Greater Toronto Area of Ontario; and Valens Australia Pty Ltd. in Australia.

The Company is a reporting issuer in all of the provinces of Canada and its head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.

Specialized Skill and Knowledge

The Company has assembled a capable management team and Board with significant experience in the management and growth of successful enterprises, including the cannabis industry. Coupled with operational experience, the Company expects to be a low-cost extractor of cannabis oils and derivative products.

The Company has a specialized team of cannabis processors, formulators and product developers, backed by a diverse range of backgrounds in science, marketing, business and finance.

Recent Developments

On January 24, 2021, the Company entered into a share purchase agreement (the “Purchase Agreement”) with the shareholders (the “Sellers”) of LYF Food Technologies Inc. (“LYF”), and Matthew Amado and Paolo Pero, in their capacities as the Sellers’ representatives (together, the “Sellers’ Representatives”, and collectively with Valens and the Sellers, the “Parties”), pursuant to which Valens agreed to purchase from the Sellers, and the Sellers agreed to sell to Valens, all of the issued and outstanding shares in the capital of LYF (the “Purchased Shares”) for an aggregate purchase price of up to $42,364,140.30 (the “Purchase Price”), on and subject to the terms and conditions of the Purchase Agreement, including the assumption of certain of LYF’s indebtedness (the “LYF Acquisition”). The Purchase Price will be satisfied as follows:

(a)	The portion of the Purchase Price payable on closing of the LYF Acquisition is $24.9 million, and will be satisfied as follows, subject to certain adjustments:

(i)	Valens will assume, by permitting LYF to maintain, indebtedness of an aggregate amount equal to $2,907,219.18 (exclusive of outstanding and unpaid interest accrued thereon) owed by LYF to a certain lender thereof. For the avoidance of doubt, such indebtedness will not be discharged in connection with the LYF Acquisition;

(ii)	Valens will pay to the Sellers, as directed by the Sellers, the following consideration:

(A)	Closing Share Consideration – Subject to any deductions that may be made pursuant to item (B) below, Valens will issue to the Sellers, as directed by the Sellers, 8,861,538 common shares of Valens (“Valens Shares”, and each a “Valens Share”) at a deemed issuance price of $2.23 per Valens Share, representing the 20-day volume-weighted average price of the Valens Shares as of January 22, 2021 (the “Closing VWAP”), amounting to an aggregate value of $19,761,229.74 (the “Closing Amount”);

(B)	Optional Closing Cash Consideration – The Sellers will have the option, as elected at their discretion prior to the closing of the LYF Acquisition, to receive up to $5.0 million of the Closing Amount by payment of cash in lieu of Valens Shares (any amount elected by the Sellers to be received in cash pursuant to this option is referred to herein as the “Elected Cash Consideration”). If the Sellers elect to receive any of the Closing Amount in cash, the aggregate number of Valens Shares to be issued under item (A) above will be equal to: (x) 8,861,538; minus (y) an amount equal to the aggregate value of the Elected Cash Consideration, divided by 1.95; and

(C)	Indemnity Escrow Shares – Valens will issue to the Sellers, as directed by the Sellers, and deposit into escrow (for indemnification purposes) 984,615 Valens Shares (the “Indemnity Escrow Shares”) at a deemed issuance price equal to the Closing VWAP.

For the avoidance of doubt, the maximum number of Valens Shares that may be issued as part of the Purchase Price that is payable upon the closing of the LYF Acquisition is 9,846,154 Valens Shares (assuming the Sellers elect to receive the entirety of the Closing Share Amount in the form of Valens Shares). In the event that the Sellers elect to receive $5.0 million of the Closing Amount in cash, an aggregate of 7,282,051 Valens Shares will be issued upon the closing of the LYF Acquisition.

(b)	In addition to consideration set forth above, upon the achievement by LYF of the following earn-out EBITDA milestones (the “Milestones”), Valens will pay to the Sellers the applicable consideration set forth below, on and subject to the terms and conditions of the Purchase Agreement:

(i)	If, by February 28, 2022, LYF achieves EBITDA (as defined in and calculated pursuant to the Purchase Agreement) of at least:

(A)	$1,000,000, Valens will pay to the Sellers, as directed by the Sellers, $2,500,000, such amount to be satisfied by the issuance of 1,282,051 Valens Shares at a deemed issuance price equal to the Closing VWAP, which Valens Shares will be issued and placed into escrow at the time of closing of the LYF Acquisition; and

(B)	$5,000,000, Valens will pay to the Sellers, as directed by the Sellers, additional consideration in the aggregate value of $5,000,000; and

(ii)	If, by February 28, 2023, LYF achieves EBITDA of at least:

(A)	$7,500,000, Valens will pay to the Sellers, as directed by the Sellers, additional consideration in the aggregate value of $5,000,000; and

(B)	$10,000,000, Valens will pay to the Sellers, as directed by the Sellers, additional consideration in the aggregate value of $5,000,000.

The payment by Valens of the amounts set forth in item (b)(i)(B) and item (b)(ii) above will be satisfied, as determined by Valens at its sole and absolute discretion, by the payment of cash and/or the issuance of such number of Valens Shares as is calculated using the 20-day volume-weighted average price of the Valens Shares as of last trading day immediately prior to the last day of the fiscal quarter in which the applicable Milestone was achieved.

The Purchase Agreement contains, in relation to each of the parties, certain customary representations, warranties, covenants, conditions to closing, and termination rights as are typical in transactions of a similar nature to the LYF Acquisition in light of the current economic circumstances. The LYF Acquisition is expected to close in February 2021.

LYF, which possesses a standard processing licence issued under the Cannabis Act (Canada) (allowing LYF to legally produce, package and label cannabis products for direct-to-consumer sales, as well as sell to authorized distributors and other intra-industry operations) and a pending federal authorization to sell cannabis products to provincial and territorial cannabis boards, has manufacturing space of approximately 10,500 square feet in close proximity to Valens’ facilities in Kelowna, British Columbia, which will facilitate operational and management control and associated cost synergies. LYF brings an existing asset base with nearly $10 million invested into the business to-date, including over $5 million in property, plant, and equipment. The Company anticipates the LYF edibles manufacturing facility will be used for both existing licensed producer and brand partners, as well as other consumer packaged goods companies who have been observing the space and awaiting an attractive entry point, and for the further development of Company-owned intellectual property for use in North America and emerging markets. LYF has existing definitive supply agreements and other near-term executable opportunities with licensed producers, brand houses and white label customers, some of which are already clients of the Company, as well as strong relationships with third-party operators and retailers.

The completion of the LYF Acquisition remains subject to approval from the TSX and customary conditions and approvals from senior lenders. The Common Shares issued in connection with the LYF Acquisition will be subject to lock-up restrictions of four months and eight months for certain vendors and up to two years for the founders and majority shareholders. There are no finders’ fees payable by the Company in connection with the LYF Acquisition. The LYF Acquisition is a probable acquisition, but is not a significant acquisition for the purposes of Part 8 of NI 51- 102.

For certain other details about the Company’s business, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement and the Prospectus that are available on SEDAR at www.sedar.com.

USE OF PROCEEDS

The net proceeds from the Offering, assuming that the Over-Allotment Option is not exercised, assuming sales of 2,390,243 Units under the President’s List and after payment of the estimated expenses of the Offering and the Underwriters’ Fee, are estimated to be $32,634,160.

If the Over-Allotment Option is exercised in full, then the net proceeds to the Company, assuming sales of 2,390,243 Units under the President’s List and after payment of the estimated expenses of the Offering and the Underwriters’ Fee, are estimated to be $37,571,134.

The Company intends to use the net proceeds of the Offering as follows:

•	as to $32,000,000 to pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products; and

•	as to the balance of the net proceeds of the Offering for working capital requirements and other general corporate purposes.

The Company intends to fund all other ongoing current initiatives and negative cash flow from cash on hand. On December 31, 2020, the Company had a cash balance of $18,850,000 and a working capital balance of $55,631,000 (including cash balance on that day). None of the proceeds from the Offering will be used to pay the cash component of the LYF Acquisition. The Company has not yet determined to pursue any particular acquisition requiring the use of a portion of the net proceeds of the Offering, and will evaluate opportunities as part of its ongoing acquisition strategy as such opportunities arise. Valens does not at this time have any additional material information regarding future acquisitions that would be significant acquisitions for the purposes of Part 8 of NationaI Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

If the Over-Allotment Option is exercised, any additional net proceeds of the Offering will be allocated to general corporate purposes, including working capital.

While the Company currently anticipates that it will use the net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the cannabis and hemp industries and regulatory landscape, as well as other conditions relevant at the applicable time. Consistent with the high level of activity in the sector, Valens has discussed various potential strategic transactions. At the present time, there is insufficient information to provide with respect to potential transactions. The Company intends to continue to monitor industry developments and may have further discussions in respect of strategic transactions in the future, but the Company can offer no assurance that any transaction would result from any such future discussions.

Until utilized, some or all of the net proceeds of the Offering may be held in cash balances in the Company’s bank account or invested at the discretion of the Board of Directors of the Company, in short-term, high-quality, interest- bearing corporate, government-issued or government-guaranteed securities. Management will have discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure. See “Risk Factors” in this Prospectus Supplement, the Prospectus and the AIF.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s consolidated capitalization as of August 31, 2020 on an actual basis prior to the Offering, after giving effect to the Offering (assuming the maximum Offering and no exercise of the Over- Allotment Option) and after giving effect to the Offering (assuming the exercise of the Over-Allotment Option in full). The following table is based on the unaudited consolidated balance sheet of the Company as at August 31, 2020 and should be read in conjunction with the Interim Financial Statements and other information included in the documents incorporated by reference in this Prospectus Supplement and the Prospectus.

	As at August 31, 2020 before giving effect to the Offering		As at August 31, 2020 after giving effect to the Offering (assuming no exercise of the Over- Allotment Option)		As at August 31, 2020 after giving effect to the Offering (assuming the Over-Allotment Option is exercised in full)
Cash	$30,257,427		$63,170,587		$68,107,561
Term Loan(1)	$19,500,000		$19,500,000		$19,500,000
Common Shares (6)(9)	$292,632,533 (128,347,602 Common Shares)	(2)	$347,502,614 (155,273,755 Common Shares)	(3)	$$352,439,588 (157,835,755 Common Shares)	(4)
Warrants (including Listed Warrants)	8,594,663		17,134,663		18,415,663
Broker Warrants	306,435		306,435		306,435
Stock Options(7)	7,213,362	(5)	7,213,362	(5)	7,213,362	(5)

Notes:

(1)	The Company made a voluntary repayment under the term loan facility of $9,500,000 on November 30, 2020.

(2)	Calculation based on a price of $2.28, the last closing price of the Company's Common Shares listed on the TSX as of January 22, 2021.

(3)	Calculation based on net proceeds to the Company of $32,913,160 (assuming the Over-Allotment Option is not exercised) and after deducting payment of the Underwriters Fee of $2,100,840 (assuming no sales under the President’s List), but before deducting expenses of the Offering expected to be $475,000. This calculation also includes the closing share consideration associated with the LYF Acquisition of $19,761,230 and Indemnity Escrow Shares of $2,195,691 with values based on the twenty-day volume-weighted average trading price of $2.23 prior to January 21, 2021 and excluding the Milestone share consideration of $17,500,000.

(4)	Calculation based on net proceeds to the Company of $37,850,134 (assuming the Over-Allotment Option is exercised in full) and after deducting payment of the Underwriters Fee of $2,415,966 (assuming no sales under the President’s List), but before deducting expenses of the Offering expected to be $475,000. Calculation also includes the closing share consideration associated with the LYF Acquisition of $19,761,230 and Indemnity Escrow Shares of $2,195,691 with values based on the twenty-day volume-weighted average trading price of $2.23 prior to January 21, 2021 and excluding the Milestone share consideration of $17,500,000.

(5)	Granted pursuant to the Company's legacy stock option plan exercisable for 5,400 Common Shares at a price of $1.25 per share until November 27, 2020 (exercised subsequent to August 31, 2020); for 888,462 Common Shares at a price of $0.65 per share until November 30, 2021 (350,000 exercised subsequent to August 31, 2020); for 600,000 Common Shares at a price of $1.07 per share until July 9, 2023; for 2,374,500 Common Shares at a price of $1.95 per share until October 13, 2023; for 750,000 Common Shares at a price of $4.21 per share until May 26, 2024; for 2,300,000 Common Shares at a price of $4.32 per share until July 14, 2024; and for 295,000 Common Shares at a price of $2.79 per share until October 14, 2024.

(6)	On November 2, 2020, the Company issued 300,000 Common Shares pursuant to certain employment agreements, which have not been reflected in the capitalization table above.

(7)	On October 19, 2020, the Company issued 1,618,481 stock options pursuant to the Company's omnibus long-term incentive plan (the “LTIP”) plan with an exercise price of $1.73 and a term to October 18, 2025. These options have not been reflected in the capitalization table above.

(8)	On October 19, 2020, the Company issued 186,813 Deferred Share Units (“DSUs”) pursuant to the Company's LTIP. These DSUs have not been reflected in the capitalization table above.

(9)	On October 19, 2020, the Company issued 1,021,062 Restricted Share Units (“RSUs”) pursuant to the Company's LTIP. Subsequent to the grant date, 340,355 RSUs have vested and have been settled by the issuance of 170,182 Common Shares with the remainder settled in cash. These RSUs have not been reflected in the capitalization table above.

DETAILS OF THE OFFERING

The Offering consists of 17,080,000 Units at a price of $2.05 per Unit, with each Unit consisting of one Unit Share and one-half of a Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $2.55 per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is three years following the Closing Date, subject to customary adjustments in connection with certain events. The Units will be issued on the Closing Date, and on the closing of the exercise of the Over-Allotment Option, if applicable, pursuant to the Underwriting Agreement. The Units will immediately separate into Unit Shares and Warrants upon issuance. This Prospectus Supplement also qualifies the issuance of the Warrant Shares. For a summary of the material attributes of the Common Shares and Warrants that comprise the Units and certain rights attaching to each thereto, see “Description of the Securities” in this Prospectus Supplement.

NON-CERTIFICATED INVENTORY SYSTEM

No certificates representing the Units to be sold in the Offering will be issued to purchasers under this Prospectus Supplement, except in certain limited circumstances. Registration will be made in the depository service of CDS, or to its nominee, and electronically deposited with CDS on the Closing Date. Each purchaser of Units will typically only receive a customer confirmation of purchase from the participants in the CDS depository service (“CDS Participants”) from or through which such Units are purchased, in accordance with the practices and procedures of such CDS Participant, subject to limited exceptions. Transfers of ownership of Units will be effected through records maintained by the CDS Participants, which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book-entry system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly.

DESCRIPTION OF THE SECURITIES

The Units

The Offering consists of 17,080,000 Units, with each Unit consisting of one Unit Share and one-half of a Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $2.55 per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is three years following the Closing Date, subject to adjustment in customary events. The Units will immediately separate into Unit Shares and Warrants upon issuance. The Units will not be certificated. This Prospectus Supplement also qualifies the issuances of the Warrant Shares. See “Description of Securities Offered” in the Prospectus for further details.

Authorized Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”). As at the close of business on January 27, 2021, there were 129,173,184 Common Shares issued and outstanding; there are no Preferred Shares issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion, subject to the prior rights of the holders of preferred shares of the Company. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares.

All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment. See “Description of Securities Offered” in the Prospectus for further details.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture to be entered into on or before the Closing Date between the Company and Computershare Trust Company of Canada, as Warrant Agent. Under the Warrant Indenture, each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $2.55 per Warrant Share at any time prior to 4:30 p.m. (Toronto time) on the date that is 36 months following the Closing Date, after which time the Warrants shall be void and of no value or effect.

The following is a summary of certain anticipated provisions of the Warrant Indenture and does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering (i) will be filed on SEDAR under the issuer profile of the Company at www.sedar.com, or (ii) may be obtained on request without charge from the Company at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone 647-956-8254.

The Warrant Indenture is expected to provide customary adjustment provisions designed to protect the holders of Warrants against dilution including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of dividends outside of the ordinary course, or amalgamation/merger of the Company.

No fractional Warrant Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrant Shares except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or preemptive rights or any other rights of a holder of Common Shares.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Company will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least fourteen (14) days prior to the record date or effective date, as the case may be, of such event.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Company, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on counsel, the rights of the holders of Warrants are not prejudiced, as a group.

The Warrant Indenture will also contain provisions making binding, upon all holders of Warrants, resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, will be subject to approval by an “Extraordinary Resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of Warrant Shares which may be acquired pursuant to all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 ⅔% of the aggregate number of Warrant Shares that may be acquired on exercise of all of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 ⅔% of the aggregate number of Warrants Shares that may be acquired on exercise of all of the then outstanding Warrants.

The Warrants will not be exercisable in the United States or by or on behalf of a U.S. Person, nor will certificates representing the Warrant Shares issuable upon exercise of the Warrants be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available.

The principal transfer office of the Warrant Agent in Toronto, Ontario is the location at which Warrants may be surrendered for exercise or transfer.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on a “bought deal” basis, on the Closing Date, 17,080,000 Units at a price of $2.05 per Unit, for aggregate gross consideration of up to $35,014,000 payable in cash to the Company against delivery of the Units. The Offering Price has been determined by arms’ length negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), are subject to certain closing conditions and may be terminated at their discretion on the basis of “material adverse change out”, “disaster out”, “breach out” and “regulatory out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are obligated to take up and pay for all of the Units under the Underwriting Agreement.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, until the date that is 30 days following the Closing Date, to purchase up to an additional 15% of the number of Units sold under the Offering, being up to 2,562,000 Over-Allotment Units and/or up to 2,562,000 Over-Allotment Shares and/or up to 1,281,000 Over- Allotment Warrants to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Shares at a price of $1.884 per Over-Allotment Share; (c) Over-Allotment Warrants at a price of $0.332 per Over-Allotment Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 2,652,000 Over-Allotment Shares and 1,281,000 Over-Allotment Warrants.

If the Over-Allotment Option is exercised in full, and assuming no sales under the President’s List, then the net proceeds to the Company, after payment of the estimated expenses of the Offering and the Underwriters’ Fee, is estimated to be $37,375,134. The Company currently estimates a total of 2,390,243 Units to be sold under the President’s List, in which case, assuming the Over-Allotment Option is exercised in full, the total net proceeds to the Company, after payment of the estimated expenses of the Offering and the Underwriters’ Fee, is estimated to be $37,571,134.

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Securities issuable upon exercise of the Over-Allotment Option. A person who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 6.0% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over- Allotment Option), except that the Underwriters’ Fee in respect of any investors included on the President’s List) shall be equal to 2.0% of the gross proceeds from such investors in the Offering.

The Offering is being made in each of the provinces of Canada, other than Québec. The Units will be offered in each of the relevant provinces of Canada through those Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Underwriters. The Units may be offered and sold in the United States in a private placement. Subject to applicable law, the Underwriters may offer the Units in such other jurisdictions outside of Canada and the United States as agreed between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company has agreed not to, directly or indirectly, issue, agree to issue, or announce an intention to issue, any additional debt, Common Shares or any securities convertible into or exchangeable for shares of the Company (except in connection with the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities and/or an arm’s length acquisition) for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, acting reasonably.

The Company has also agreed to use its best efforts to cause each of the executive directors and officers and principal shareholders of the Company to enter into lock up agreements in favour of the Underwriters evidencing their agreement not to, until the date that is 90 days following the Closing Date, sell, transfer or pledge, or otherwise dispose of, any securities of the Company other than pursuant to the terms of the lock up agreements.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the- counter market or otherwise.

The Underwriters propose to initially offer, either directly or through their broker-dealer affiliates or agents, the Units at the Offering Price. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Company and will not affect the proceeds received by the Company.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about January 29, 2021, or such other date as may be agreed upon by the Company and the Underwriters.

The accompanying Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The representatives may agree to allocate a number of Units to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for certain expenses incurred in connection with the Offering. The Company has agreed to indemnify the Underwriters and their directors, officers, employees, securityholders and agents against, certain liabilities and expenses and to contribute to payments the Underwriters may be required to make in respect thereof.

The summary of certain provisions of the Underwriting Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the provisions of the Underwriting Agreement, a copy of which has been filed with the securities commissions in Canada and is available on SEDAR at www.sedar.com.

The Units, Unit Shares and Warrant Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers (“QIB”) in reliance on Rule 144A under the U.S. Securities Act and to persons in transactions outside the United States in reliance on Regulation S under the U.S. Securities Act. Each of the Underwriters has agreed that, except as permitted by the purchase agreement, it will not offer, sell or deliver the Units, Unit Shares or Unit Warrants (i) as part of its distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each broker/dealer to which it sells notes in reliance on Regulation S during such 40-day period, a confirmation or other notice detailing the restrictions on offers and sales of the Units, Unit Shares or Unit Warrants within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of the offering, an offer or sale of Units, Unit Shares or Unit Warrants within the United States by a broker/dealer (whether or not it is participating in the offering), may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than pursuant to Rule 144A.

This Prospectus Supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. Neither the United States Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of the securities that may be offered under this prospectus supplement, nor have any of these regulatory authorities determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN OF THE UNDERWRITERS

An affiliate of the Lead Underwriter, ATB Financial, is among the principal lenders (the “Lenders”) to the Company under the Credit Facility. Consequently, in connection with the Offering, the Company may be considered a “connected issuer” of the Lead Underwriter for purposes of the securities regulations of certain Canadian provinces and territories. As at November 30, 2020, the Company was indebted to the Lenders under the Credit Facility in the amount of $9,500,000. The Company is currently in compliance in all material respects with the terms of the Credit Facility, as amended. The net proceeds of the Offering will not be used by the Company to repay the outstanding balance on the Credit Facility to such Lenders. The decision to offer the Units hereunder was made independently of the affiliated Lender and such Lender had no influence as to the determination of the terms of the Offering. The terms and conditions of the Offering were established through negotiations between the Company and the Lead Underwriter, on behalf of the Underwriters, without involvement of the affiliate Lender. The Lead Underwriter will not receive any benefit in connection with the Offering other than a portion of the Underwriters’ Fee payable by the Company. See “Use of Proceeds”. The Credit Facility is currently secured by charges on certain of the Company’s assets and the assets of its subsidiaries.

PRIOR SALES

For the 12-month period before the date of this Prospectus Supplement, the Company issued the following Common Shares and securities exercisable or convertible into Common Shares:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security
February 13, 2020	Common Shares (1)	100,000	$3.31
February 28, 2020	Common Shares (2)	1,730,432	$3.0471
April 22, 2020	Common Shares (3)	31,250	$1.95
May 1, 2020	Common Shares (1)	300,000	$2.17
May 29, 2020	Common Shares (4)	43,600	$2.25
June 9, 2020	Common Shares (5)	50,000	$0.65
August 21, 2020	Common Shares (1)	300,000	$2.19
September 16, 2020	Common Shares (6)	5,400	$1.25
October 19, 2020	Options (7)	1,617,907	$1.73
October 19, 2020	Restricted Share Units	1,021,062	N/A
October 19, 2020	Deferred Share Units	186,813	N/A
November 2, 2020	Common Shares (8)	127,635	$1.54
November 2, 2020	Common Shares (9)	350,000	$0.65
November 2, 2020	Common Shares (1)	300,000	$1.54
November 30, 2020	Common Shares(10)	42,547	$2.00

Notes:

(1)	Issued to settle obligations to issue shares to officers and employees.
(2)	Issued in connection with the SōRSE Agreement (as defined in the AIF), valued at $5,070,166.
(3)	Issued in connection with the exercise of options for gross proceeds of $60,938.
(4)	Shares repurchased and cancelled under the normal course issuer bid for Common Shares announced on December 18, 2019.
(5)	Issued in connection with the exercise of options for gross proceeds of $32,500.
(6)	Issued in connection with the exercise of options for gross proceeds of $6,750.
(7)	Stock options are exercisable at a price of $1.73 per Common Share until October 18, 2025.
(8)	Issued in connection with the settlement of restricted share units. 255,266 restricted share units were settled half through the issuance of 127,635 Common Shares and half settled in cash with a total payment of $220,805.
(9)	Issued in connection with the exercise of options for gross proceeds of $227,500.
(10)	Issued in connection with the settlement of restricted share units. 85,089 restricted share units were settled half through the issuance of 42,547 Common Shares and half settled in cash with a total payment of $74,023.

TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX and, prior to April 16, 2020, the TSXV, under the symbol “VLNS” since January 2020.

	Price Range(1)
Date	High ($)	Low ($)	Monthly Trading Volume(2)
January 1 – 27, 2021	2.89	1.64	16,186,423
December 2020	2.03	1.63	7,682,635
November 2020	2.02	1.47	14,314,300
October 2020	1.97	1.44	8,488,015
September 2020	2.29	1.54	4,683,320
August 2020	2.53	2.02	4,713,942
July 2020	2.57	1.95	10,260,973
June 2020	3.13	2.34	7,730,281
May 2020	2.83	1.94	8,922,768
April 2020(3)	2.61	1.99	8,481,061
March 2020	3.43	1.75	13,259,694
February 2020	4.10	2.75	12,214,798
January 2020	4.07	3.15	9,302,557

Notes:

(1)	Includes intra-day lows and highs.
(2)	Total volume traded in the month.
(3)	This amount combines trading highs, lows, and volume on the TSXV (April 1-15) and TSX (April 16-30).

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Listed Warrants on the TSX and, prior to April 16, 2020, the TSXV, under the symbol “VLNS.WT” since January 2020.

	Price Range(1)
Date	High ($)	Low ($)	Monthly Trading Volume(2)
January 1 – 27, 2021	0.12	0.035	544,084
December 2020	0.085	0.04	343,500
November 2020	0.105	0.03	420,144
October 2020	0.14	0.085	204,896
September 2020	0.18	0.10	159,658
August 2020	0.25	0.11	343,406
July 2020	0.28	0.10	950,570
June 2020	0.40	0.255	287,708
May 2020	0.30	0.19	456,246
April 2020(3)	0.37	0.23	543,002
March 2020	0.62	0.22	494,065
February 2020	0.84	0.45	283,912
January 2020	0.90	0.66	224,890

Notes:

(1)	Includes intra-day lows and highs.
(2)	Total volume traded in the month.
(3)	This amount combines trading highs, lows, and volume on the TSXV (April 1-15) and TSX (April 16-30).

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), including the regulations promulgated thereunder (the “Tax Act”) generally applicable to an investor who acquires, as beneficial owner, Unit Shares and Warrants pursuant to the Offering, and Warrant Shares upon the exercise of the Warrants, and who, at all relevant times, for purposes of the Tax Act, holds its Unit Shares, Warrants and Warrant Shares as capital property and deals at arm’s length with the Company and the Underwriters and is not affiliated with the Company or the Underwriters (a “Holder”). Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which would be a “tax shelter investment” as defined in the Tax Act;

(c)  that is a “specified financial institution” as defined in the Tax Act; (d) which has made an election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (e) that has entered into, or will enter into, a “derivative forward agreement” under the Tax Act with respect to the Unit Shares, Warrants or Warrant Shares. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident person, or a group of non-resident persons, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus Supplement, the current published administrative policies and assessing practices of the Canada Revenue Agency and the Canada - United States Tax Convention (1980), as amended (the “Treaty”). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders of Units should consult their own tax advisors with respect to an investment in the Units having regard to their particular circumstances.

Allocation of Offering Price

Holders will be required to allocate the aggregate cost of a Unit between the Unit Share and the Warrant on a reasonable basis in order to determine their respective costs for the purposes of the Tax Act. The Company intends to allocate as consideration for their issue $1.884 to each Unit Share and $0.166 to each one-half Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Company believes that such allocation is reasonable, but such allocation will not be binding on the CRA or a Holder. The adjusted cost base to a Holder of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”). Resident Holders whose Unit Shares or Warrant Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to the Warrants. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on the Unit Shares or Warrant Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Company, any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Unit Shares and Warrant Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Unit Shares or Warrant Shares in a taxation year to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Unit Shares, Warrants and Warrant Shares

Upon a disposition or deemed disposition of a Unit Share and Warrrant Share (except to the Company, other than a purchase by the Company in the open market if the Company acquired the Unit Share or Warrant Share in the manner in which shares would normally be purchased by any member of the public in the open market), Warrant (other than on the exercise of such Warrant), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of a Unit Share or Warrant Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, Unit Shares, Warrants or Warrant Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). This section does not apply to a Non-Resident Holder that is: (i) an insurer who carries on an insurance business in Canada and elsewhere, or (ii) an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Unit Shares and Warrant Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Unit Shares and Warrant Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account.

Disposition of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder who disposes of or is deemed to have disposed of a Unit Share, Warrant or Warrant Share will not be subject to income tax under the Tax Act unless such security is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

Generally, provided that the Unit Shares and Warrant Shares are, at the time of disposition, listed on a “designated stock exchange” (which currently includes the TSX), the Unit Shares, Warrants and Warrant Shares will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) Canadian resource property (as defined in the Tax Act), (c) timber resource property (as defined in the Tax Act) or (d) options in respect of, or interests in any of, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, the Unit Shares, Warrants and Warrant Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act. Non-Resident Holders for whom the Unit Shares, Warrants or Warrant Shares are, or may be, taxable Canadian property should consult their own tax advisors.

In the event that a Unit Share, Warrant or Warrant Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above under “Holders Resident in Canada — Disposition of Unit Shares, Warrants and Warrant Shares” will generally apply to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisor in this regard.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS

The following discussion is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition to U.S. Holders (as defined below) of the Units. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the Units. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (the “Treaty”), in each case as in effect as of the date of this Prospectus Supplement. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new or amended Code sections, U.S. Treasury regulations, judicial and administrative interpretations or otherwise.

This summary applies only to U.S. Holders that purchase the Units in this Offering and hold the Units, Unit Shares, Warrants, and Warrant Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks, financial institutions, or insurance companies;
•	regulated investment companies or real estate investment trusts;
•	brokers, dealers, or traders in securities or currencies;
•	tax-exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
•	persons holding the Units as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments for U.S. federal income tax purposes;
•	persons acquiring the Units as compensation for services or through the exercise or cancellation of employee stock options or warrants;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	persons who own or have owned (directly, indirectly, or constructively) 10% or more of the Company’s stock (by vote or value);
•	U.S. expatriates;
•	any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;
•	persons holding the Units in connection with a trade or business conducted outside the United States; or
•	persons who do not qualify for the benefits of the Treaty.

As used herein, a “U.S. Holder” means a beneficial owner of the Units that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity classified as a partnership for U.S. federal income tax purposes holds the Units, Unit Shares, Warrants, or Warrant Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of such partner and on the activities of the partner and the partnership. Partnerships considering an investment in the Units and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS OF UNITS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNITS, UNIT SHARES, WARRANTS AND WARRANT SHARES.

Allocation of Purchase Price and Characterization of a Unit

For U.S. federal income tax purposes, the purchase of a Unit by U.S. Holders will be treated as the purchase of one Unit Share and one-half of one Warrant (a whole one of which is exercisable to acquire one Warrant Share). The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the holder. This allocation of the purchase price for each Unit will establish a holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and one-half of one Warrant that comprise each Unit.

For purposes of determining the initial tax basis, we will allocate $1.884 of the purchase price for each Unit to the Unit Share and $0.166 to the one-half of one Warrant. However, the IRS will not be bound by our allocation of the purchase price for the Units, and, therefore, the IRS or a U.S. court may not respect the allocation set forth above.

U.S. Holders should consult its tax advisor regarding the allocation of the purchase price for the Units.

Exercise, Disposition, or Lapse of Warrants

A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant (that is, the portion of the U.S. Holder’s purchase price allocated to the Warrant as described above under “Allocation of Purchase Price and Characterization of a Unit”), plus

(b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant.

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) generally will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to certain limitations.

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not result in a constructive distribution. (See the more detailed discussion of the rules applicable to distributions made by us at “Acquisition, Ownership and Disposition of Unit Shares and Warrant Shares – Distributions” below).

Acquisition, Ownership and Disposition of Unit Shares and Warrant Shares

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive distributions) made by the Company to a U.S. Holder with respect to the Unit Shares and Warrant Shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder's gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. corporation, the Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions generally to be treated as dividends for U.S. federal income tax purposes. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to “qualified dividend income,” provided that (1) the Unit Shares and Warrant Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (such as the Treaty), (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the Unit Shares and Warrant Shares.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Unit Shares and Warrant Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its tax advisor regarding the availability of the U.S. foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Unit Shares and Warrant Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Unit Shares or Warrant Shares in an amount equal to the difference between

(i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Unit Shares or Warrant Shares, as applicable. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Unit Shares or Warrant Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Unit Shares or Warrant Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

The taxation of U.S. Holders will depend on whether the Company is treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the stock.

Based on the Company’s income, assets and business activities, the Company does not believe that it was a PFIC for its 2020 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status, however, is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in the current year or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.

If the Company were to be treated as a PFIC in any taxable year that is included in the holding period of a U.S. Holder of our Unit Shares, Warrants, or Warrant Shares, in addition to certain IRS filing requirements, U.S. Holders generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any “excess distributions” received from the Company on the Unit Shares or Warrant Shares and on any gain realized from a sale or other disposition of the Unit Shares, Warrant Shares or Warrants, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. Specifically, a U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Unit Shares or Warrant Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period in such Unit Shares or Warrant Shares). Gain on the disposition of the Unit Shares, Warrant Shares or Warrants will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.

If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the Unit Shares and Warrant Shares (but not the Warrants) that may mitigate some of the adverse tax consequences resulting from PFIC treatment. Currently, a U.S. Holder may not make any such election with respect to the Warrants.

U.S. Holders should consult their tax advisors concerning the Company's PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.

Foreign Financial Asset Reporting

U.S. Holders who are individuals (and certain entities) are required to report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to “specified foreign financial assets” that they own if the aggregate value of those assets exceeds certain threshold amounts. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders should consult their tax advisors regarding the application of this reporting requirement to their ownership of the Unit Shares, Warrants or Warrant Shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends (including constructive dividends) paid to a U.S. Holder in respect of the Unit Shares or Warrant Shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the Unit Shares, Warrant Shares or Warrants within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the backup withholding tax and information reporting rules.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, based on the current provisions of the Tax Act, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, tax-free savings account, registered education savings plan, registered disability savings plan (collectively referred to as “Registered Plans”) and a deferred profit sharing plan (“DPSP”), provided that: (i) in the case of the Unit Shares and the Warrant Shares, the Unit Shares and Warrant Shares (as applicable) are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), and (ii) in the case of the Warrants, the Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) and neither the Company, nor any person with whom the Company does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of the particular Registered Plan or DPSP.

Notwithstanding that a Unit Share, Warrant or Warrant Share may be a qualified investment for a Registered Plan, if the Unit Share, Warrant or Warrant Share (as applicable) is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Unit Share, Warrant or Warrant Share (as applicable) will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i)  deals at arm’s length with the Company for the purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will not be a “prohibited investment” if such shares are “excluded property” within the meaning of the Tax Act, for the Registered Plan.

Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Unit Shares, Warrants or Warrant Shares would be a prohibited investment having regard to their particular circumstances.

RISK FACTORS

Before deciding whether to invest in the Units, investors should consider carefully the risks as well as other information set out in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Prospective investors should carefully consider the risks below and the risks identified in the Prospectus and in the documents incorporated by reference herein and therein, the other information elsewhere in this Prospectus Supplement and the Prospectus and consult with their professional advisors to assess any investment in the Company. See “Risk Factors” in the Prospectus and the AIF. A purchaser should not purchase Units unless the purchaser understands, and can bear, all of the investment risks involving the Units. Readers are cautioned that this summary of risks may not be exhaustive, as there may be risks that are unknown and other risks that may pose unexpected consequences. Further, many of the risks are beyond the Company’s control and, in spite of the Company’s active management

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement under the heading “Cautionary Statement on Forward-Looking Information”.

Completion of the Offering is Subject to Conditions

The completion of the Offering remains subject to completion of definitive binding documentation and satisfaction of a number of conditions, including final approval of the Offering by the TSX. There can be no certainty that the Offering or the LYF Acquisition will be completed.

Sales of substantial amounts of Common Shares

Sales of substantial amounts of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

Volatile market price for the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond the Company’s control, including, but not limited to, the following: (i) actual or anticipated fluctuations in the Company’s quarterly results of operations; (ii) changes in the economic performance or market valuations of companies in the cannabis and hemp industries; (iii) addition or departure of the Company’s executive officers and other key personnel; (iv) release or expiration of transfer restrictions on the issued and outstanding shares of the Company; (v) regulatory changes affecting the cannabis and hemp industries generally and the business and operations of the Company; (vi) announcements of developments and other material events by the Company or its competitors; (vii) fluctuations to the costs of vital production materials and services; (viii) changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility; (ix) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; (x) operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; (xi) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and (xii) recommendations by securities research analysts.

Market for Warrants

There is currently no market through which the Warrants may be sold. The Company does not plan to apply to list the Warrants on the TSX or any other securities exchange or other trading system. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained. If an active or liquid market for the Warrants fails to develop or be sustained, the prices at which the Warrants trade may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospectus of the Company; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Company operates and competition affecting the Company; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under this Prospectus Supplement and the accompanying Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

Adverse tax consequences for investors in the United States if the Company is a PFIC

Based on the Company's income, assets and business activities, the Company does not believe that it was a PFIC for the 2020 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. However, the determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in its current taxable year or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our Unit Shares, Warrants, or Warrant Shares, such U.S. person may suffer certain adverse federal income tax consequences, including the treatment of gains realized on the sale of Unit Shares, Warrants, or Warrant Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the Unit Shares or Warrant Shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. United States purchasers of our Units Shares, Warrants or Warrant Shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our Unit Shares, Warrants, or Warrant Shares if we are considered to be a PFIC. See the discussion under “Certain U.S. Federal Income Tax Considerations for U.S. Persons— Passive Foreign Investment Company Rules.”

LEGAL MATTERS

Certain legal matters relating to the Offering have been passed upon on behalf of the Company by Stikeman Elliott LLP and Reed Smith LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. As of the date hereof, partners and associates of each of Stikeman Elliott LLP, Reed Smith LLP and Borden Ladner Gervais LLP and as a group, beneficially own, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is KPMG LLP, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. The auditor is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Prior to March 30, 2020, the independent auditor of the Company was Davidson and Company LLP, Chartered Professional Accountants, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6. Davidson and Company LLP, Chartered Professional Accountants, was independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its office in Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated: January 28, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, will, as of the date of this supplement to the prospectus relating to the securities offered by the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (except Québec).

THE VALENS COMPANY INC.
(Signed) A. Tyler Robson	(Signed) Chris Buysen
Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors
(Signed) Nitin Kaushal	(Signed) Ashley McGrath
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

January 28, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (except Québec).

ATB CAPITAL MARKETS INC. (Signed) “Adam Carlson”
Adam Carlson Managing Director
STIFEL NICOLAUS CANADA INC. (Signed) “Brandon Roopnarinesingh”
Brandon Roopnarinesingh Vice President, Investment Banking

CANACCORD GENUITY CORP. (Signed) “Steve Winokur”	DESJARDINS SECURITIES INC. (Signed) “William Tebbutt”
Steve Winokur Managing Director	William Tebbutt Managing Director, Investment Banking
M PARTNERS INC. (Signed) “Steve Isenberg”	MACKIE RESEARCH CAPITAL CORPORATION (Signed) “Jeff Reymer”
Steve Isenberg Chief Executive Officer	Jeff Reymer Managing Director, Investment Banking

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